September 25, 2020

VIA EDGAR AND COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3030
Washington, D.C. 20549-6010

Attention:	Gary Newberry
Lynn Dicker

Re:	Establishment Labs Holdings Inc.
Form 10-K for Fiscal Year Ended December 31, 2019
Filed March 16, 2020
File No. 001-38593

Dear Mr. Newberry and Ms. Dicker:
This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 16, 2020, to Renee Gaeta, Chief Financial Officer of Establishment Labs Holdings Inc. (the “Company”) regarding the Annual Report on Form 10-K, File No. 001-38593, filed by the Company on March 16, 2020 (the “Annual Report”).
Simultaneously with the filing of this letter, the Company is filing a Form 10-K/A (the “Amendment”), responding to the Staff’s comments and updating the Annual Report. This letter sets forth the comments of the Staff in the comment letter (bold, italicized and numbered in accordance with the comment letter) and, following the comment, sets forth the Company’s response. We are enclosing a copy of the Amendment.
Item 9A. Controls and Procedures, page 70
1.Please amend your Form 10-K to provide management’s report on internal control over financial reporting as of December 31, 2019 as required by Item 308(a) of Regulation S-K. Include the framework management used to evaluate the effectiveness of internal control over financial reporting and a definitive conclusion as to their effectiveness in accordance with Items 308(a)(2) and 308(a)(3) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised Item 9A to provide management’s report on internal control over financial reporting as of December 31, 2019, including the framework management used to evaluate the effectiveness of internal control over financial reporting, and has provided a definitive conclusion as to the effectiveness of such internal controls.

* * *

Please direct any questions with respect to the Company’s responses or the Amendment to me at (650) 565-3588 or esatusky@wsgr.com.

Sincerely,

/s/ Elton Satusky

Elton Satusky

Enclosures

cc (w/ enclosures):    Renee Gaeta, Chief Financial Officer, Establishment Labs Holdings Inc.